UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. ___)*

                         BROWN & SHARPE MANUFACTURING COMPANY
                         ------------------------------------
                                   (Name of Issuer)

                    Class A Common Stock, par value $1.00 per share
                    -----------------------------------------------
                            (Title of Class of Securities)

                                     115223 10 9
                                     -----------
                                    (CUSIP Number)


                     W. Preston Tollinger, Esq., Coudert Brothers
                1114 Avenue of the Americas, New York, New York 10036
                                      (212) 626-4736
          ------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 28, 1994
                                  ------------------
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and  is filing this schedule because  of Rule 13d-1
          (b)(3) or (4), check the following box  .

          Check the following box if a fee is being paid with the statement

          X.  (A fee is not required only if the reporting  person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

          Note:   Six  copies of  this statement,  including  all exhibits,
          should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Exhibit Index:  Page __
                                 Page 1 of ___ Pages

                                     SCHEDULE 13D

          CUSIP No. 115223 10 9                         Page 2 of ___ Pages



          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                    Finmeccanica S.p.A.

          2    Check the Appropriate Box If a Member of a Group*
                                            x
                                        a.
                                        b.

          3    SEC Use Only

          4    Source of Funds*

                    00

          5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

                    Republic of Italy

                         7    Sole Voting Power
            Number of
             Shares
          Beneficially        8    Shared Voting Power
            Owned By                    3,450,000
              Each
            Reporting         9    Sole Dispositive Power
             Person
              With
                         10   Shared Dispositive Power
                                   3,450,000

          11   Aggregate Amount Beneficially Owned by Each Reporting Person

                    3,450,000

          12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

          13   Percent of Class Represented By Amount in Row (11)

                    42.5%

          14   Type of Reporting Person*

                    CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Item 1.   Security and Issuer.
                    -------------------

                    This Statement relates to the Class A Common Stock, $1.00 par value per share ("Class A Common Stock"), of Brown & Sharpe Manufacturing Company (the "Issuer"), a Delaware corporation having its principal executive offices at Precision Park, 200 Frenchtown Road, North Kingstown, Rhode Island 02852-1700.


          Item 2.   Identity and Background.
                    -----------------------

                    This statement is being filed by Finmeccanica S.p.A., a corporation organized and existing under the laws of the
          Republic of Italy ("Finmeccanica").   Finmeccanica operates
          principally in the following businesses: Aerospace, Energy, Transportation, Automation and Defense Systems. The principal office of Finmeccanica is located at Viale Maresciallo Pilsudski, 92 - 00197 Rome, Italy.

                    63.4% of the common stock of Finmeccanica is owned by Istituto per la Ricostruzione Industriale - IRI S.p.A. ("IRI"), a joint stock company all of whose shares are held by the Ministry of Treasury of the Republic of Italy. IRI's primary function is to act as a holding and financing company for various investments of the Republic of Italy in various financial institutions and industrial companies in Italy which may be grouped as follows:
          (a) the manufacturing of steel, diesel engines and telecommunications systems and ships and (b) providing services including telecommunications, radio and television, shipping, air transport, data processing, land development and environmental protection. The principal office of IRI is located at Via Vittorio Veneto, 89, 00187 Rome, Italy.

                     The names, addresses, occupations and citizenships of the executive officers and members of the boards of directors of IRI and Finmeccanica are set forth on Schedules A and B hereto, respectively (which are incorporated herein by reference).

                    Neither IRI nor Finmeccanica, nor, to the best knowledge of Finmeccanica, any of their executive officers or directors, in the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration.
                    -------------------------------------------------

                    Finmeccanica acquired the 3,450,000 shares of Class A Common Stock in consideration of its sale to the Issuer of all of the 16,300,000 issued and outstanding shares of common stock (the "DEA Shares") of Finmeccanica's wholly owned subsidiary DEA S.p.A. ("DEA") pursuant to an Acquisition Agreement dated as of June 10, 1994, as amended by an Amendment No. 1 dated as of July 31, 1994, between Finmeccanica and the Issuer (the "Acquisition Agreement"). A copy of the Acquisition Agreement is attached hereto as Exhibit 2. In connection with the sale of the DEA Shares, Finmeccanica discharged all indebtedness for borrowed money of DEA and its subsidiaries (collectively, the "DEA Group") other than an amount of indebtedness, net of cash in excess of Lire 800 million, to remain outstanding on the closing date as determined pursuant to a formula in the Acquisition Agreement (estimated to be approximately $13.8 million in aggregate principal amount of DEA Group indebtedness).

                    The purchase price paid by Finmeccanica is subject to a post-closing adjustment based on a comparison of the adjusted net asset value (as defined in the Acquisition Agreement) of the DEA Group as of June 30, 1993 and as of July 31, 1994 (computed in accordance with a formula in the Acquisition Agreement). If the post-closing adjustment indicates a decrease or an increase in the purchase price, then either the Issuer will issue to Finmeccanica an additional number of shares of Finmeccanica with a value equal to such overpayment or Finmeccanica will make a cash payment to the Issuer equal to such underpayment. However, if such overpayment or underpayment is less than $500,000, no adjustment will be made.


          Item 4.   Purpose of Transaction.
                    ----------------------

                    Finmeccanica acquired the 3,450,000 shares of Class A Common Stock of the Issuer purchased on September 28, 1994 pursuant to the terms of the Acquisition Agreement for investment purposes. As noted in Item 3, the 3,450,000 shares of Class A Common Stock were acquired in exchange for all of the 16,300,000 issued and outstanding DEA Shares.

                    Under the terms of a Shareholders Agreement dated as of September 28, 1994 between Finmeccanica and the Issuer (the "Shareholders Agreement"), Finmeccanica was granted the right to nominate three out of ten members of the Issuer's board of directors for respective terms expiring at the 1995, 1996 and 1997 annual meetings of the Issuer's stockholders (and one director on the Executive Committee of the Issuer's board of directors), which right was exercised by notice to the Issuer given on such date. Finmeccanica's three nominees to the Issuer's board of directors were duly elected at a meeting of the Issuer's board of directors held on October 28, 1994. At such time as Henry D. Sharpe, Jr. ceases to be a director of the
          Issuer, Finmeccanica will thereafter be entitled to only   two
          nominees on the Issuer's board of directors, plus a third nomine, who may not be an employee of Finmeccanica but shall be an experienced executive or advisor to industrial businesses, selected by Finmeccanica but subject to approval by the Issuer's board of directors (such approval not to be unreasonably unheld). In any event, Finmeccanica shall be entitled to two nominees on the Issuer's board of directors while it owns at least 1,250,000 shares of Class A Common Stock and one nominee on the Issuer's board of directors while Finmeccanica owns at least 375,000 shares of Class A Common Stock. Under the terms of a letter agreement dated as of September 28, 1994 between Henry D. Sharpe, Jr. and Finmeccanica, Sharpe agreed to vote all shares of the Issuer's common stock as to which he has sole voting power in favor of the Finmeccanica nominees on the Issuer's board of directors. The Shareholders Agreement provides that Finmeccanica will vote its shares of Class A Common Stock in favor of the election as directors of the Issuer of all the nominees selected by the Issuer's board of directors.

                    The Shareholders Agreement further provides that Finmeccanica is prohibited from acquiring any shares of the Issuer's capital stock if such acquisition would increase Finmeccanica's ownership of the Issuer's capital stock above approximately 40% on a fully diluted basis (as defined in the Shareholders Agreement) until December 31, 1998, or earlier upon the happening of certain specified events. Under the Shareholders Agreement, so long as Finmeccanica owns at least 862,500 shares of the Finmeccanica, the Issuer may not issue any shares of its Class A Common Stock or equity securities exercisable, exchangeable or convertible into shares of Class A Common Stock ("Derivative Securities") to any third party, other than certain specified exclusions (including up to 400,000 shares issuable upon the exercise of stock options granted to employees of the Issuer under the Issuer's benefit plans), without first offering to Finmeccanica the right to purchase that percentage of the Issuer's equity securities such that Finmeccanica's percentage ownership of the Issuer's common stock on a fully diluted basis (as defined in the Shareholders Agreement) does not decrease. In addition, under the Shareholders Agreement Finmeccanica is barred from selling any of the Class A Common Stock purchased on September 28, 1994 to any third party until the expiration of two years after such date, and upon the expiration of such two-year period, may sell to third parties only after offering the Issuer the opportunity to purchase such shares (other than sales pursuant to a registered public offering pursuant to Finmeccanica's registration rights (as described below at Item 6) and sales pursuant to Rule 144 under the Securities Act of 1933).

                    For further details with respect to the arrangements among Finmeccanica and the Issuer with respect to Finmeccanica's investment in the Issuer, please refer to the Shareholders Agreement, a copy of which is attached to this statement on
          Schedule 13D as Exhibit 3. A copy of the letter agreement between Henry D. Sharpe, Jr. and Finmeccanica dated as of September 28, 1994 is attached hereto as Exhibit 4.

                    Depending upon market conditions and other considerations, Finmeccanica may acquire additional shares of the Class A Common Stock of the Issuer or dispose of shares of the Class A Common Stock of the Issuer, in each case subject to the limitations contained in the Shareholders Agreement. Except as specifically set forth in the Shareholders Agreement, Finmeccanica does not have any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of the instructions to Item 4 or any similar action or effect. Nothing in this statement on Schedule 13D shall be deemed to preclude Finmeccanica from developing or implementing any such plans or proposals in the future consistent with the provisions of the Shareholders Agreement.



          Item 5.   Interest in Securities of the Issuer.
                    ------------------------------------

                    (a) Finmeccanica owns, beneficially and of record, an aggregate of 3,450,000 shares of Class A Common Stock, as beneficial ownership is defined under Rule 13d-3 of the Regulations under the Securities Exchange Act of 1934, as amended, representing approximately 42.5% of the number of shares of Class A Common Stock outstanding or deemed to be outstanding pursuant to the Rule. By reason of its control over the activities of Finmeccanica, IRI may also be deemed to own beneficially such shares of Class A Common Stock.

                    (b) Finmeccanica has power to vote or direct the vote of, and to dispose or direct the disposition of 3,450,000 shares of Class A Common Stock of the Issuer. Because Finmeccanica may be deemed to be controlled by IRI, IRI may be deemed to share the voting and investment power with respect to the shares held by Finmeccanica.

                    (c) Finmeccanica's acquisition of the shares of Class A Common Stock is described in Items 3 and 4.

                    (d)  No person other than Finmeccanica (and indirectly
          IRI) is known by Finmeccanica to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the shares of Class A Common Stock identified in this Item 5.

                    (e)  Not applicable.


          Item 6.   Contracts, Arrangements, Understandings or
                    ------------------------------------------
                    Relationships with Respect to Securities of the Issuer.
                    ------------------------------------------------------

                    In addition to the provisions of the Shareholders Agreement described in Items 4 and 5 above and set forth in detail in the Shareholders Agreement attached hereto as Exhibit 3, the Shareholders Agreement grants Finmeccanica certain registration rights with respect to the shares of Class A Common Stock acquired by Finmeccanica pursuant to the Acquisition Agreement. Subject to certain limitations set forth in the Shareholders Agreement, Finmeccanica may demand that the Issuer register for sale in a public offering shares of Class A Common Stock owned by Finmeccanica on no more than three occasions and not more than once in any twelve-month period. In addition, Finmeccanica has the right to have the Issuer include shares of Class A Common Stock owned by Finmeccanica included in registered offerings of Class A Common Stock proposed to be made by the Issuer (including on behalf of other shareholders).

                    In connection with its purchase of the 3,450,000 shares of Class A Common Stock, Finmeccanica entered into a Credit Support Agreement dated as of September 28, 1994 with the Issuer (the "Credit Support Agreement"). A copy of the Credit Support Agreement is attached hereto as Exhibit 5. Pursuant to the Credit Support Agreement, Finmeccanica on September 28, 1994 issued unconditional guarantees to Banca Commerciale Italiana, New York Branch, and Istituto Bancario San Paolo di Torino, New York Branch, with respect to their extension of a US$25 million three-year term loan to the Issuer bearing interest at LIBOR plus
          0.60%.   In the event Finmeccanica is required to pay such banks
          any amounts under its guarantees, subject to the prior repayment by the Issuer of any amounts due in respect of certain senior indebtedness (as defined in the Credit Support Aggreement), Finmeccanica will be entitled to reimbursement from the Issuer of
          all amounts paid by Finmeccanica under its guarantees.   The
          Issuer's reimbursement obligation is secured by DEA, a wholly owned subsidiary of the Issuer as of September 29, 1994, pursuant to a Contratto di Garanzia dated as of September 28, 1994 between DEA and Finmeccanica (a copy of the English version thereof is attached hereto as Exhibit 6).

                    Except as set forth in this Item 6 or in response to other specific items to this statement on Schedule 13D, Finmeccanica (and the directors and executive officers identified in response to Item 2) do not have any arrangements, contracts, understandings or relationships (legal or otherwise) with respect to each other or with any other person with respect to the securities of the Issuer, including but not limited to the transfer of voting of any shares of the Issuer's common stock, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or the withholding of proxies.


          Item 7.   Material to be Filed as Exhibits.
                    --------------------------------


               1. Power of Attorney appointing each of Alberto de Benedictis and Omar Gonzalez, acting singly, as attorneys-in-fact of Finmeccanica.

               2. Acquisition Agreement dated as of June 10, 1994, as amended by an Amendment No. 1 dated as of July 31, 1994, between Finmeccanica and the Issuer.

               3. Shareholders Agreement dated as of September 28, 1994 between Finmeccanica and the Issuer.

               4. Letter agreement dated of September 28, 1994 between Henry D. Sharpe, Jr. and Finmeccanica.

               5. Credit Support Agreement dated as of September 28, 1994 between Finmeccanica and the Issuer.

               6. Subordinated Guarantee Agreement dated as of September 28, 1994 between Finmeccanica and DEA S.p.A. (initialed but unexecuted English version of Contratto di Garanzia between the same parties executed on the same date).

                                      SIGNATURES


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


          Dated:      November 10, 1994

          FINMECCANICA S.p.A.


          By:  /s/ Alberto de Benedictis
             ---------------------------------
               Name: Alberto de Benedictis
               Title: Attorney-in-fact

                                                                                  Schedule A
                                                                                  ----------
                                                             Directors and Executive Officers of Instituto per la
                                                                       Ricostruzione Industriale ("IRI")


     Name                             Position          Principal Occupation               Address                   Citizenship
     ----                             --------          --------------------               -------                   -----------

     Michele Tedeschi                 Chairman          Chairman IRI                       IRI                           Italy
                                                                                           Via Vittorio Veneto 89
                                                                                           00187   ROMA, Italy

     Diego della Valle                Director          Entrepreneur                       IRI                           Italy
                                                                                           Via Vittorio Veneto 89
                                                                                           00187  ROMA, Italy

     Mario Draghi                     Director          General Manager                    IRI                           Italy
                                                        Ministry of Treasury,              Via Vittorio Veneto 89
                                                        Republic of Italy                  00187 ROMA, Italy

     Piero Gnudi                      Director          Business Consultant                IRI                            Italy
                                                                                           Via Vittorio Veneto 89
                                                                                           00187 ROMA, Italy

     Roberto Tana                     Director          Business Professional              IRI                            Italy
                                                                                           Via Vittorio Veneto 89
                                                                                           00187  ROMA, Italy

     Giuseppe Urcioli                 Director          Entrepreneur                       IRI                            Italy
                                                                                           Via Vittorio Veneto 89
                                                                                           00187  ROMA, Italy

     Enrico Zanelli                   Director          University Professor               IRI                            Italy
                                                                                           Via Vittorio Veneto 89
                                                                                           00187 ROMA, Italy

                                                                                  Schedule B
                                                                                  ----------
                                                             Directors and Executive Officers of Finmeccanica S.p.A.


     Name                   Position          Principal Occupation               Address                           Citizenship
     ----                   --------          --------------------               -------                           -----------


    Giorgio Oldoini        Chairman           Chairman                            FINMECCANICA                         Italy
                                              FINMECCANICA                        V.le Maresciallo Pilsudski 92
                                                                                  00192  ROMA, Italy

    Fabiano Fabiani        Director           Chief Executive Officer             FINMECCANICA                         Italy
                                              FINMECCANICA                        V.le Maresciallo Pilsudski 92
                                                                                  00192  ROMA, Italy

    Pietro Ciucci          Director           Senior Vice President               IRI                                  Italy
                                              IRI                                 Via Vittorio Veneto 89
                                                                                  00187  ROMA, Italy

    Vincenzo Dettori       Director           Senior Vice President               IRI                                  Italy
                                              IRI                                 Via Vittorio Veneto 89
                                                                                  00187  ROMA, Italy

    Alessandro Ovi         Director           Chief Executive Officer             Tecnitel SpA                         Italy
                                              Tecnitel SpA                        Via Abruzzi 3
                                                                                  00100  ROMA, Italy

    Franco Simeoni         Director           Senior Vice President               IRI                                  Italy
                                              IRI                                 Via Vittorio Veneto 89
                                                                                  00187  ROMA, Italy

    Bruno Steve            Director           Chief Operating Officer             FINMECCANICA                         Italy
                                              FINMECCANICA                        V.le Maresciallo Pilsudski 92
                                                                                  00192  ROMA, Italy

    Giovanni Battista      Director           Vice President                      IRI                                  Italy
    Lombardo                                  IRI                                 Via Vittorio Veneto 89
                                                                                  00187 ROMA, Italy

    Maurizio Marchetti     Director           Vice President                      IRI                                  Italy
                                              IRI                                 Via Vittorio Veneto 89
                                                                                  00187 ROMA, Italy

                                    EXHIBIT INDEX


          Exhibit        Description                   Sequentially
                                                       Numbered Page

          1.        Power of Attorney appointing
                    each of Alberto de Benedictis
                    and Omar Gonzalez, acting singly,
                    as attorneys-in-fact of Finmeccanica.

          2.        Acquisition Agreement dated as of
                    June 10, 1994, as amended by an
                    Amendment No. 1 dated as of
                    July 31, 1994, between Finmeccanica
                    and the Issuer.

          3.        Shareholders Agreement dated as
                    of September 28, 1994 between
                    Finmeccanica and the Issuer.

          4.        Letter agreement dated of September
                    28, 1994 between Henry D. Sharpe, Jr.
                    and Finmeccanica.

          5.        Credit Support Agreement dated as
                    of September 28, 1994 between
                    Finmeccanica and the Issuer.

          6.        Subordinated Guarantee Agreement dated
                    as of September 28, 1994 between
                    Finmeccanica and DEA S.p.A. (initialed
                    but unexecuted English version of
                    Contratto di Garanzia between the
                    same parties executed on the same date).


















                                         -8-